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                                                                Exhibit 23(i)(4)

                                       April 23, 2001

The Oberweis Funds
951 Ice Cream Drive, Suite 200
North Aurora, Illinois 60542

Gentlemen:

     Reference is made to Post-Effective Amendment No. 19 to the Registration Statement on Form N-1A under the Securities Act of 1933 being filed by The Oberweis Funds (the "Fund") in connection with the public offering from time to time of units of beneficial interest, no par value ("Shares"), in three authorized series (the "Portfolios").

     We are counsel to the Fund and have counseled the Fund regarding various legal matters. We have examined such Fund records and other documents and certificates as we have considered necessary or appropriate for the purposes of this opinion. In our examination of such materials, we have assumed the genuineness of all signatures and the conformity to original documents of all copies submitted to us.

     Based upon the foregoing and assuming that the Fund's Agreement and Declaration of Trust dated July 7, 1986, the Written Instrument Establishing and Designating the Oberweis Micro-Cap Portfolio dated November 21, 1995, the Written Instrument Establishing and Designating the Oberweis Mid-Cap Portfolio dated August 22, 1996, and the By-Laws of the Fund adopted September 18, 1986, are presently in full force and effect and have not been amended in any respect and that the resolutions adopted by the Board of Trustees of the Fund on July 7, 1986, September 18, 1986, November 21, 1995 and August 20, 1996, relating to organizational matters, securities matters and the issuance of shares are presently in full force and effect and have not been amended in any respect, we advise you and opine that (a) the Fund is a validly existing voluntary association with transferrable shares under the laws of the Commonwealth of Massachusetts and is authorized to issue an unlimited number of Shares in the Portfolios; and (b) presently and upon such further issuance of the Shares in accordance with the Fund's Agreement and Declaration of Trust and the receipt by the Fund of a purchase price not less than the net asset value per Share and when the pertinent provisions of the Securities Act of 1933 and such "blue-sky" and securities laws as may be applicable have been complied with, and assuming that the Fund continues to validly exist as provided in (a) above, the Shares are and will be legally issued and outstanding, fully paid and nonassessable.
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The Oberweis Funds
April 23, 2001
Page 2


     The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund or the Portfolios. However, the Agreement and Declaration of Trust provides for indemnification out of the property of the Portfolios for all loss and expense of any shareholder of the Portfolios held personally liable for the obligations of such Portfolio. Thus, the risk of liability is limited to circumstances in which the Portfolios would be unable to meet their obligations.

     This opinion is solely for the benefit of the Fund, the Fund's Board of Trustees and the Fund's officers and may not be relied upon by any other person without our prior written consent. We hereby consent to the use of this opinion in connection with said Post-Effective Amendment.

                                 Very truly yours,

                                 /s/ Vedder, Price, Kaufman & Kammholz

                                 VEDDER, PRICE, KAUFMAN & KAMMHOLZ

JAA/COK/sfs